To: Securities and Exchange Commission

VIA EDGAR

November 30, 2010

Re:         Golden Fork Corporation
Registration Statement on Form S-1
Filed September 2, 2010
File No. 333-169152

Mr. Webb:

We have filed on EDGAR Amendment No. 1 to our Form S-1. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

General

1.
It appears froth your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise. To the extent that you are a shell company, please revise your disclosure regarding future sales by existing stockholders on page 16.

Response:  We have added disclosure indicating that we may be deemed a shell company as defined in Rule 405.  We have also revised the language on page 16 indicate that Rule 144 would not be available:

Please be advised that until we have completed this offering and made substantial progress on completing our business plan we may be deemed to be a “Shell Company” as that term is defined by Rule 405, promulgated under the Securities Act of 1933, as amended.

Page 16:

Please note however that Rule 144 is never available to a “Shell Company” as defined in Rule 405 promulgated under the Securities Act of 1933, as amended.  Given the high likelihood that we would be deemed to be a “Shell Company” until we have made significant progress on our business plan and acquired significant assets, Rule 144 would not be available until one year after we have ceased to be a “Shell Company” if we are subject to the reporting requirements of section 13 or 15(d) of the Exchange Act and we have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act.

Outside Front Cover Page of the Prospectus

2.
Please revise to include a prominent statement that (i) the information in the prospectus will be amended or completed; (ii) a registration statement relating to these securities has been filed with the Securities and Exchange Commission; (iii) the securities may not be sold until the registration statement becomes effective; and (iv) the prospectus is not an offer to sell securities and it is not an offer to buy the securities in any state where offers or sales are not permitted. Alternatively, please confirm that you will not use the prospectus prior to the effective date of the registration statement. Refer to Item- 501(b)(10) of Regulation S-K.

Response:  We have added the following bolded statement above the table of contents:

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Prospectus Summary Page 5

Our Business. Page 5

3.
Based on information elsewhere in the prospectus, it appears that you plan to open a catering service with one or possibly two employees. If so, please so state in the summary since that will help investors gauge the possible revenues and the limits on the kind of catering you intend.

Response:  We have added the following language to the business summary to help investors gauge the limitations on our business:

Our Business

We were incorporated on December 22, 2009 in the State of Nevada. We are a development stage company. We do not have any revenues or substantial operations, and we have no assets and have incurred losses since inception. We intend to open a catering business based in South Africa that will provide catering services to customers in our targeted market.

Please be advised that until we have completed this offering and made substantial progress on completing our business plan we may be deemed to be a “Shell Company” as that term is defined by Rule 405, promulgated under the Securities Act of 1933, as amended.

Our strategy is to balance our catering business between both corporate and private customers.  By serving both corporate clients and private customers we would effectively hedge against trends which impact the catering needs of either market.

We intend to operate a lean company with less than 5 full time employees for the near future.  The primary focus of the Golden Fork’s operations will be onsite food preparation and catering services for large events, corporate parties, conferences, schools or colleges, churches, synagogues, weddings, bar/bat mitzvahs, and other life milestone parties; our target market would also include in house catering and wealthy residents who entertain large parties at their homes. We also intend to provide personal chef services and gourmet catering.  Ms. Heyer will serve as the executive chef of the business, and she will provide all recipes for catered products. The focus of catered products will feature a South African/European theme.  We are a development stage company and currently have no employees other than our sole officer and director. Based on the size of catering event we would book, we may need to hire additional employees.

We have been issued a going concern opinion and rely upon the sale of our securities and loans from our officer and director to fund operations.

4.	Revise the summary to include your monthly "bum rate," the amount of expenses you expect to incur during the 270 days of the offering, and the source of such funds.

Response:  We have included our Burn Rate in the summary:

The Offering

Following is a brief summary of this offering:

Securities being offered:	A minimum of 500,000 shares of common stock and a maximum of 2,000,000 shares of common stock, par value $0.00001.
Offering price per share:	$0.05
Offering period:	Our shares are being offered for a period not to exceed 270 days.
Net proceeds to us:	Approximately $15,000, assuming the minimum numbers of shares are sold. Approximately $90,000, assuming the maximum number of shares is sold.
Use of proceeds:	We will use the proceeds to pay for offering expenses, the implementation of our business plan, and for working capital purposes.
Monthly “burn rate”
We expect our average monthly burn rate to be approximately $1,600 a month. To keep our initial costs down, we plan to start our catering business by renting items such as  kitchen facilities, china, utensils, tables, tablecloths and linens, serving equipment and other staples.  During the 270 day offering period   we expect to incur expenses of $14,400.  We intend to fund our operations by selling  our shares or through capital contributions from Alida Heyer if necessary, until we become profitable.

Number of shares outstanding before the offering:	2,000,000 shares
Number of shares outstanding after the offering if all of the shares are sold:	4,000,000 shares

5.
Please tell us the public policy reason you believe exists for declaring a registration statement effective which lists zero assets on its financial statements, particularly where there is no escrow account for investor funds.

Response:  We firmly believe in the function of capitalism in a free market economy.  Investors should have the freedom to invest in our company based on all relevant information in the prospectus and our audited financial statements.  Any reasonable person would see that an investment in our company is extremely risky and if they still choose to invest in us, it is within their individual rights.  If the risks of an investment in our company outweigh the potential rewards then in a perfect market no one will buy our shares.  We acknowledge that the U.S. is not a perfect market and unfortunately the recent economic downturn and financial crisis has underscored that fact.  While an investment in our stock has more risks than an investment in Bank of America, it is much less complex than most of the derivative credit swaps that Goldman Sachs creates on a daily basis and it is still more valuable than a share of Lehman Brothers.

6.	We note your disclosure on page 5 that you intend to provide catering services to customers in your target market. Please revise to provide a more detailed description of your target market.

Response:  We have provided more detail about our potential target market:

The primary focus of the Golden Fork’s operations will be onsite food preparation and catering services for large events, corporate parties, conferences, schools or colleges, churches, synagogues, weddings, bar/bat mitzvahs, and other life milestone parties; our target market would also include in house catering and wealthy residents who entertain large parties at their homes. We also intend to provide personal chef services and gourmet catering.  Ms. Heyer will serve as the executive chef of the business, and she will provide all recipes for catered products. The focus of catered products will feature a South African/European theme.

The Offering Page 5

7.
Please revise throughout to clarify that this offering document relates solely to the sale of newly issued shares of your common stock and does not include any resales of securities by selling shareholders.

Response:  We have revised the document to clarify that the offering relates solely to the sale of newly issued shares and does not include any resales of securities.  We have also removed all references to “Selling Security Holders”.

8.	We note your reference to a Selling Security Holders section on pages 4 and 5. This section does not appear to be included in your registration statement. Please revise or advise.

Response:  We have eliminated all references to “Selling Security Holders” in the registration statement since the offering relates solely to the sale of newly issued securities.

9.
Please reconcile your disclosure regarding the minimum offering price on page 3 with your disclosure on page 6 that states that "[i]f the minimum of $30,000 is raised, this amount will enable us, after paying the expenses of this offering, to operate for one year."

Response:  We have reconciled the reference on page 6 to properly reflect the minimum amount of $25,000.

Risk Factors, page 6

10.	Please disclose the risks related to the lack of management experience in providing catering services or advise.

Response:  We have added the following risk factor:

Lack of Management Experience

Alide Heyer, our sole officer and director has very little historical experience or exposure to operating and maintaining a catering company.  Particularly this inexperience relates to the daily operations and day to day activities associated with the food service industry. While it is anticipated that Ms. Heyer will attempt to retain various experts to assist the company in the daily operations of the catering business, it must be anticipated that there will be a learning curve, and this lack of experience will negatively affect the value of your stock.

11.
We note that your assets and sole director and officer are located in South Africa_ Please disclose the risks related to enforcing a judgment obtained in non-South African courts or effecting service of process on your sole director and officer.

Response:  We have added the following risk factor:

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in South Africa based on United States or other foreign laws against us, or our management.

We conduct substantially all of our operations in South Africa and substantially all of our assets are located in South Africa. In addition, our sole officer and director resides within South Africa. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of South Africa upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, South Africa may not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

12.
Please add risk factors for the following risks or tell us why they are not necessary: because the sole employee occupies all corporate positions, it may not be possible to have adequate internal controls; because she will determine her salary and perquisites, there may not be funds available for net income; because the catering market is competitive, driven in part by costs and consists almost exclusively of non-public companies, a small catering company with the added expenses of being a reporting company exists at a serious competitive disadvantage.

Response:  We have added the following risk factors:

Because our sole employee occupies all corporate positions, our internal controls over financial reporting may not be considered effective in the future, which could result in a loss of investor confidence in our financial reports and in turn have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 we are required to furnish a report by our management on our internal controls over financial reporting. Such report must contain, among other matters, an assessment of the effectiveness of our internal controls over financial reporting as of the end of the year, including a statement as to whether or not our internal controls over financial reporting are effective. This assessment must include disclosure of any material weaknesses in our internal controls over financial reporting identified by management.  Since we have only one employee who occupies all corporate positions in the company, we will not be able to assets that our internal controls are effective because there will be no independent decision making.  If we are unable to continue to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline.

Our officer and director can unilaterally determine her salary and perquisites.

Since Ms. Heyer is the only officer and director of the company, she will have the ability to unilaterally determine her own salary and perquisites and there will be no independent review of Ms. Heyer’s determination.  Any salary or perquisite that Ms. Heyer decides to award herself will negatively impact the financial condition of the company.  As a result, there may be no additional monies available for net income and the company could become unprofitable which would negatively impact our stock price.

The catering industry is highly competitive and the additional expense of being a public company could put us at a competitive disadvantage in the catering marketplace.

 The catering industry is highly competitive and has historically low margins.  Since the catering industry is so competitive and because it is driven in part by costs and consists almost exclusively of non-public companies, a small catering company with the added expenses of being a reporting company would be at a serious competitive disadvantage when compared to the rest of the industry.  As a result, we may not be able to turn a profit and your stock could become worthless.

Because our auditors have issued a going concern opinion . . . page 5

13.
Please revise the title of this risk factor so that it does not appear that due to the issuance by the auditors of a going concern opinion, there is substantial uncertainty that you will continue operations.

Response:  We have amended the risk factor as follows:

Our auditors have issued a going concern opinion and there is substantial uncertainty that we will continue operations in which case you could lose your investment.

 Our auditors have issued a going concern opinion. This means that they believe there is substantial doubt that we can continue as an ongoing business for the next twelve months. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business. As such we may have to cease operations and you could lose your investment.

We lack an operating history and have losses…page 6

14.	Please revise to include an estimate of the additional costs you will incur as a public company.

Response:  We have added the following “We expect to incur additional expenses of approximately $10,000 as a result of becoming a public company.  These increased expenses will be the result of increased audit and legal fees and edgar fees.”

Because we have a limited operating history our business is difficult to evaluate…  page 6

15.	Please provide support for your characterization of the catering, on-site cooking, and personal chef industry as a new and rapidly evolving market.

Response:  We have eliminated the reference “new and rapidly evolving market”.

Forward-Looking statement page 7

16.
Please reconcile your statement on page 7 that your sale of unregistered securities was exempt pursuant to Section 4(2) of the Securities Act of 1933 and Regulation D with your statements on pages 14 and 25 that the sale was exempt pursuant to Regulation S.

Response:  We have removed the reference to Regulation D and replaced it with a reference to Regulation S.

Use of Proceeds, page 8

17.	We note that the use of proceeds is missing in the fourth row of your table on page 8. Please revise.

Response:  We have corrected the error.

18.
We note your statement on page 8 that the cost of establishing a successful catering services business is $25,000. Please provide support for this statement or state that it is your belief. Also, revise to explain why you are only seeking $15,000 as your minimum since you believe you need $25,000.

Response:  We have amended page 8 to reflect that it is our belief that the cost of establishing a successful catering business is $25,000.  $25,000 is the minimum investment that we are seeking.

Plan of Distribution' Terms of the Offering page 10 Procedures for Subscribing Page 11

19.	Please revise to clarify that potential investors should not take the steps noted until you have provided them with the proper prospectus required by Section 10 of the Securities Act of 1933.

Response:  We have amended the language as follows:

We will not accept any money until this registration statement is declared effective by the Securities and Exchange Commission and we have provided you with a proper copy of the prospectus as required by Section 10 of the Securities Act of 1933, as amended. Once the registration statement is declared effective by the Securities and Exchange Commission, and after we have provided you with a proper copy of the prospectus as required by Section 10, if you decide to subscribe for any shares in this offering, you must…

Description of Capital Stock. page 11

20.
Please delete your statements that all outstanding shares of your common stock are fully paid and non-assessable and that all shares of your common stock that are subject to this offering will be fully paid for and non-assessable. These are legal conclusions that you are not qualified to make. Alternatively, attribute the statements to counsel and file counsel's consent to be named in this section.

Response:  We have removed the statement from the prospectus.

Interests of Names Experts Page 12

21.	Please revise the first sentence in the second paragraph of this section to remove the reference to shares sold by the selling security holders or advise.

Response:  The reference has been removed.

Description of Business page 12

22.
Please completely revise this section and your plan of operation on page 14 to provide investors with a detailed discussion of your business plans. Disclose each material step you have taken so far, and provide a discussion of the real costs and timelines you face in reaching your goals of providing catering, personal chef, and on-site cooking services. Explain in detail how and when you expect to generate revenue. For example, provide additional information regarding (a) the estimated fees you intend to charge for your services, including a discussion of your estimated costs of catering an event, providing on-site cooking for an event, and providing personal chef services, (b) general contract terms you intend to include in your agreements with customers, and (c) the steps you plan to take after you have completed your website and placed your name and contact information in online directories. What is your anticipated geographic reach? What is your anticipated markup over expenses? What hourly salary do you intend to pay? What steps have you taken to compare your expenses and rates to your competitors?

Response:  We have added the following disclosure:

We intend to keep the start-up costs for our catering business down by working from our own kitchen or renting a professional kitchen if needed.  We will do the cooking on-site, either using our own facilities or equipment provided by the clients.

Estimate fees to charge for catering services: Catering charge per head min 5-10 people R350( 50 dollars) for the set menu 3 courses excluding  alcohol.

Parties exceeding 10, price can be calculated per head excluding fees on staff ( waiters, barmen, chefs ect.)

Price for barmen- R80 per hour( $11) of which Golden Fork takes 4 dollars and pays staff $7 per hour

Price for Waiter-80 per hour( $11) of which Golden Fork takes 4 dollars and pays staff $7 per hour

Price for Chef- R150( $21 per hour) of which Golden Fork takes $7 dollars per hour

Estimate fee for personal chef services: catering for small party under 10

Cost of hiring a personal chef  R2500 ($360) for 4 hours

General contracts terms included for agreement with clients:

Menu will be agreed upon once client is happy with choice and the costing of dishes and price per head is agreed.

30% deposit will be paid 1 week in advance prior to event

Geographic reach:

Cape Town and surrounding wine lands and venues in the Western Cape.

Anticipated mark up over expenses

Most caterers use the following equation offers a good “rule-of-thumb” markup on menu items:

Food Costs x 3 = Final Menu Price

With this markup, we anticipate to make about a 67% margin on our food.

Steps taken to compare expenses and rates to competitors.

1: Mystery shopping (calling competitors and discussing prices and options posing as a potential client)

2: Word of mouth and experience in industry

23.
Please clarify as to whether the estimated annual revenues you site for personal chef services on page 12 is for the specific market you intend to target and whether the personal chef business is among the fastest-growing businesses in your specific location. In addition, please disclose the size of your target market.

Response:  We have added the following disclosure to the prospectus:

We have conducted a brief market research into the likelihood of success of our operations or the acceptance of our product or services by the public.  Our research has shown that personal chef and catering services are in a great demand within our target market.  According to Entrepreneur Magazine, the personal chef business is among the fastest-growing businesses.  The annual revenues from the personal chef business are expected to reach $1.2 billion by 2010 as cited in Entrepreneur Magazine.   Our strategy is to balance our catering business between both corporate and private customers. By serving both corporate clients and private customers we would effectively hedge against trends which impact the catering needs of either market.  While businesses are attractive customers because of their potential loyalty, reducing the cost associated with bringing in each additional sale, the business catering market is very susceptible to market cycles. When there is a recession, our target market would be private customers for personal events and parties. Although expenditures on food at weddings, bar mitzvahs, and graduations may decrease a bit during recession, they will not disappear and can therefore be assured of some steady work by balancing these target markets.

South Africa represents the largest retail industry in the Sub Saharan region and ranked as the 20th largest retail market worldwide. The country has recently hosted the 2010 FIFA World Cup that gave impetus to the retail industry by attracting a large number of foreign tourists. Besides, the retail industry has gained momentum in the backdrop of economic recovery from the global recession and fast pace infrastructure development.

As per market research report “South African Retail Industry Forecast to 2013” (http://www.marketresearch.com/product/display.asp?productid=2828680&xs=r) the South African retail market was valued at US$ 82.7 Billion in 2009. The retail market has benefitted from the strong consumer confidence and high public spending on both food and non-food items.

According to the S.A. Department of Labor one of the fastest growing segments of the food service business is providing professional personal chef services. Personal chefs can expect to make up to $400 a day every day. Until recently having a chef prepare food for you and your family was considered a luxury for only the wealthy. Today, many individuals and families have discovered that a personal chef service is an affordable, timesaving, and healthy alternative to the stress and time constraints of working to put a wholesome, economical, and tasty meal on the table every night. A personal chef offers a professional service of meal preparation. A client's individual tastes drive the creation of their customized menu. These personalized meals are prepared either in the client s home or your catering kitchen and then packaged, labeled, possibly delivered, and stored in the refrigerator or freezer. Most services include complete grocery shopping, customized menu planning, and storage in oven/microwavable containers.  Our target market would be families in which both spouses work, singles and couples who work long, hard hours, seniors who would rather not or cannot cook anymore, gourmets who love to cook but who do not always have the time, and individuals that have medical conditions, such as wheat/gluten intolerance, milk or other sensitivities, diabetes, or high blood pressure, who require specialized meals will seek our services.

24. Please disclose the competitive business conditions and your competitive position in your industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Response:   We have added the following disclosure pursuant to Item
101(h)(4)(iv):
Competition

Food and catering industries are one of the most saturated markets in the world.  We intend to achieve success in the catering business by making our business known. We would promote our business by participating in expositions on our specialization, market ourselves online via social media sites (Golden Fork has a facebook page), through our website www.goldenforkcorp.com, join wedding expos, word of mouth, etc.  Our plan is to make ourselves visible in the market and set ourselves apart. This means being professional and providing excellent quality food at every engagement, since attendees will share their opinion of the business.

In order to achieve success in the competitive business conditions, our strategy is to diversify our services between both corporate and private customers and to make our services affordable.

25.	Please provide support for your statement in the third paragraph that catering is not affected by downturns in the economy.

Response:  We have removed the reference that catering is not affected by downturns in the economy.

Marketing Strategies ,page 12

26.	Please quantify the dollar amount behind the "sizable amount of print and traditional advertising methods."

Response:  We have amended the paragraph as follows:

 We will maintain print and traditional advertising methods within local markets to promote our services.  Our advertising budget is between $1,000 to $3,000 USD (depending if 500,000 common shares or 2,000,000 common shares of the offering are sold.)

Revenue, page 13

27.
Please revise to disclose your fixed fee and your hourly fee. Doing so will aid investors in making a decision about the likelihood of your success. We suggest providing a menu amount for the fixed fee offering as well for the same reason.

Response:  We have amended the revenue sections as follows:

Revenue

We intend to generate revenues by charging a fee for our catering services. Initially our fee structure will be as follows:

1.	Fixed Fee - we will charge a fixed fee for the set menu catering services*

2.	Hourly Fee – we will charge a set hourly fee for the catering of bigger events**

3.	The Company will hold a 30% deposit for food purchases

* With fixed pricing, each menu item has a fixed cost. We would price items on a per-person basis, and charge our customer according to the number of people at the event. Or we would price items on a platter basis. For example, we could charge $16 for a platter of 15 hors d’oeuvres, or $200 for a smoked ham carving station that serves 50.

** We would only quote customers on the cost of food for an event after they have given us all the details about the function. This would allow us to customize a menu for the customer and more accurately determine the true costs of the ingredients and food preparation and labor before we give a quote.

Here is an example of our pricing menu:

Menu Item	Less than 50 people	50-150 people	150+ people
Filet mignon on a bed of spinach	$23.95 per guest	$22.45 per guest	$20.95 per guest
Stuffed Portobello with mushroom gravy	$22.95 per guest	$21.25 per guest	$19.95 per guest
Poached salmon fillet	$27.95 per guest	$25.95 per guest	$24.25 per guest
Sesame-crusted chicken breast	$22.45 per guest	$21.15 per guest	$19.75 per guest

Usually, the larger the event the lower the per-person pricing. This is because it is more cost-effective  to produce food in bulk for a big event than to produce food for a ten-person dinner party. For example, the per-person cost of fried chicken for an event of 50 people or less might be $20, while the cost for an event of 200 is only $17 per guest.

Once we begin full operations and are able to attract clients, Ms. Heyer plans to devote more time to our operations. She is not being paid at present.

There are no employment agreements in existence. The Company presently does not have a pension plan, health insurance, stock options, a profit sharing or similar benefit plans; however, the Company may adopt plans in the future. Our sole officer and director will be responsible for the initial servicing. Once the Company begins its operations, we may hire addition help if needed.

Description of Property. page 13

28.
Please disclose whether this property is capable of serving as a place for food preparation and whether you intend to use it as a place for food preparation Refer to Instruction 1 to Item 102 of Regulation S-K.

Response:  We have revised the section as follows:

Our sole office is currently located at 8 Hermitage Way, Meadowridge Constantia, 7806 Western Cape, RSA.  Our telephone number is +27820605069.  We pay rent of $250 per month.   We intend to run the business of our catering company the marketing, appointment keeping and books, from our office , and to rent kitchen space from either a community center or a restaurant , etc.

We intend to keep the start-up costs for our catering business down by working from our own kitchen to do some prep-work in our kitchen facilities (e.g. pre-cutting vegetables, etc.) and  renting a professional kitchen for planned events.  We will do the cooking on-site by using  church, school or community center kitchens, or using equipment provided by the clients.

Upon the completion of our offering, we intend to establish an office elsewhere. As of the date of this prospectus, we have not sought or selected a location for a new office. We do not own or lease any other property.

Market for common Equity and Related Stockholder Matters, page

29.	Please disclose the amount of securities you have agreed to register under the Securities Act for sale by your security holder or advise.

Response:  We have added the phrase “None of the securities held by our record holder have been registered for sale under the Securities Act of 1933, as amended.”

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page .13

30.
Please reconcile your disclosure on page 13 that your website will be sufficiently developed within 90 days from the completion of your offering with your disclosure on page 14 that your website will be fully operational within less than 30 days from the completion of your offering.

Response:  We have reconciled the disclosure by changing page 14 as follows:

2.           We are developing our website by registering a domain name: www.goldenforkcorporation.com. After completion of the offering, we will immediately complete developing our website. Completion will include menus and other offers to our potential customers. We believe that our website will be fully operational within less than 90 days and that it will cost between $1,000 and $2,000 to complete developing our website.

Results of Operation page 14

31.
Please reconcile your disclosure in this section that you will begin operations within 100 days after you complete your public offering with your disclosure on the same page that you will, within 120 days after you complete your public offering, begin your catering services.

Response:  We have reconciled the discrepancy by changing the 120 reference to 100 days.

Management, page 15

Biography of Alisa Hem, nage 1.5

32.	Please clarify as to whether Ms. Heyer has over ten year of experience as a professional chef.

Response:  We have added the following disclosure to clarify Ms. Heyer’s experience:

Our President, Ms. Heyer,  has over 10 years of experience as a personal chef; cooking is Ms. Heyer’s passion and a long time hobby.  Ms. Heyer has working knowledge of cooking, food preparation, food cost, food storage, and sanitary working conditions; she has excellent people skills and is well trained in creating contracts, and marketing business.  If necessary, we intend to hire an addition chef or consultant.  Ms. Heyer has more than 9 years of experience working as a Corporate Sales and Marketing Executive.  We believe that through her expertise, she will be able to contribute to the operations and marketing of the business.

Security Ownership of Certain Beneficial owners and Management,-page 16

33. Please revise the table on page 16 by removing the last two columns.

Response:  We have removed the last two columns in the table on page 16.

Certain Relationships and Related Transactions. page 16

34.
Please disclose that Ms. Heyer owns your office in this section. To the extent that Ms. Heyer has paid your rent, please disclose whether you have agreed to reimburse her and the terms of any such agreement. In addition, please reconcile yo-ur disclosure regarding your rental payments on page 16 with your disclosure on page 12.

Response:  We have reconciled page 12 with page 16 and added the following language to page 16:

Ms. Heyer also paid rent for the Company’s office space located at 8 Hermitage Way, Meadowridge, Constantia, 7806 Western Cape, RSA. This office is owned by our sole director and officer, Ms. Heyer. We have paid rent in the amount of $1,500 to Ms. Heyer since Inception pursuant to an oral agreement to rent the offices for $250 per month. We do not have any written agreements with Ms. Heyer with regards to repaying rent expenses but  we intend to reimburse Ms. Heyer for rent expenses once the Company starts generating revenues.

35.	Please include Ms. Heyer's purchase of your shares of common stock in this section.

Response:  We have added the following disclosure:

At inception, we issued 2,000,000 shares of common stock to Ms. Heyer, our sole officer and director.  The stock was issued as founders shares in consideration of Ms. Heyer’s service to the company pursuant to an exemption from registration contained in Regulation S of the General Rules and Regulations promulgated under the Securities Act of 1933.

36.
We note your disclosure on page 5 that you have agreed to file a registration statement to register the resale of the common shares issued to the selling security holders. Please advise as to whether you have a registration rights agreement with Ms. Heyer. To the extent that such agreement exists, please file it as an exhibit to your registration statement.

Response:  We have removed the reference to selling security holders.  We have no registration rights agreement with Ms. Heyer.

Signatures, page 27

37.
Please revise to have Ms. Heyer sign the signature page in her capacity as your principal executive officer, principal financial officer, principal accounting officer, and director. Refer to Form S-1, Signatures.

Response:  We have revised the signature page.

Exhibits Exhibit 5.1

38.
We note that counsel has limited its opinion to the laws of the State of North Carolina. Please have counsel revise to remove any references to North Carolina since the opinion is about a Nevada corporation.

Response:  Counsel has removed all references to the State of North Carolina.

39.
We note the statement that the shares "are" legally issued, fully paid and non-assessable_ However, we note that the shares have not been issued and that payment has not been made. Please have counsel revise or advise.

Response:  Counsel has revised the opinion.

Please have counsel replace "Legal Matters" with "Interests of Named Experts and Counsel" in the last sentence.

Response:  Counsel has replaces “Legal Matters” with “Interests of Names Experts and Counsel”.

Other

40.	Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:  We have updated our financial statements to comply with Rule 8-08 0f Regulation S-X.

41.	Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Response:  We have provided a currently dated consent from the independent public accountant.

We, the company, acknowledge that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Golden Form Corporation

By:           /s/ Alida Heyer
Alida Heyer
President